The Board of Directors
The Clorox Company:

We consent to the incorporation by reference in The Clorox Company Registration Statements Nos. 33-40843 and 333-75455 on Form S-3, and Nos. 33-41131 (Post -Effective Amendments No. 1 and No. 2), 33-24582, 33-56565, 33-56563, 333-29375, 333-16969
and 333-44675 on Form S-8 of our audit report dated August 6, 1998, relating to the consolidated statements of income, stockholders' equity, and cash flows of First Brands Corporation and subsidiaries for the year ended June 30, 1998, and the related schedule of First Brands Corporation and subsidiaries , which audit report appears in the June 30, 2000 Annual Report on Form 10-K of The Clorox Company.


/s/ KPMG LLP
New York, New York
September 25, 2000